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                         [Zycon Corporation Letterhead]

Mr. Robert M. Wallace
President
Gateway Advisors, Inc.
1590 The Alameda
San Jose, CA 95113

         Re:      CONSULTING SERVICES

Dear Bob:

         This letter will confirm that, effective as of September 27, 1996, Zycon Corporation (the "Company") has engaged Gateway Advisors, Inc. (the "Advisor") to provide consulting services related to (1) the identification and evaluation of strategic acquisition candidates (the "Target"), (2) the negotiation and structure of investments in or acquisitions of the Target by the Company or any of its subsidiaries, and (3) the negotiation and structure of investments in or acquisition of the Company or any of its subsidiaries. This engagement between the Company and the Advisor is pursuant to the following terms and conditions.

         1. TERM. The Advisor shall assist the Company for a period commencing as of September 27, 1996 and ending on May 31, 1997, unless extended by mutual consent of the parties (the "Term").

         2. SCOPE OF SERVICES. The scope of services performed by the Advisor will include assisting the Company with respect to the following:

                  a. Conduct a search for synergistic acquisition candidates.

                  b. Assist the Company in evaluating the Target's prospects.

                  c. Provide advice on negotiating and structuring the acquisition or investment in the Target.

                  d. Assess the best financing alternatives within the capital markets for funding the Target transaction.


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                  e. Provide advice on the negotiation and structure of
investments in, or acquisition of, the Company or any of its subsidiaries.

         3. CONFIDENTIALITY. The Company will provide information to the Advisor regarding its business which will be deemed by the Advisor to be accurate at the time furnished, to the best knowledge of the Company. The Advisor agrees to maintain all non-public information about the Company that is furnished by the Company in a manner appropriate to the services being performed by the Advisor, unless disclosure is required by law or requested by any government or regulatory agency.

         4.       COMPENSATION.

                  a. RETAINER. The Company agrees to pay the Advisor a retainer fee of $75,000 by no later than December 3, 1996.

                  b. CONSULTING FEE. The Company agrees to pay the Advisor a consulting fee in the amount of $600,000, payable upon the first to occur of the following: (i) upon execution of a definitive agreement by and between the Company and a Target; (ii) upon execution of a definitive agreement by and between the Company and a person or entity, which agreement provides for an investment in, or the acquisition of, the Company by such person or entity; or
(iii) December 31, 1996.

                  c. SUCCESS FEE -- Acquisition. In the event a transaction emanating during the Term occurs with a Target identified by the Advisor, the Company agrees to pay Advisor a success fee equal to seven eighths of one percent (.00875) of the Total Enterprise Value of the Target, less any amount paid to Advisor pursuant to paragraphs 4.a. and b., above.

         The Total Enterprise Value will be equal to the total consideration, in whatever form, paid to any class of security holder plus the principal amount of any debt or other obligation assumed by the Company. If any portion of the consideration is in the form of securities of the Company, then the value thereof shall be as designated in the agreement governing the transaction or, if not designated, the average closing price of said securities during the thirty days immediately prior to the closing or, in the case of preferred stock or debentures, the aggregate face value thereof.


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                  d. SUCCESS FEE -- SALE. In the event the Advisor renders
consulting services in connection with a transaction emanating during the Term which results in an investment in, or acquisition of, the Company or any of its subsidiaries, the Company agrees to pay Advisor a success fee equal to seven-eighths of one percent (.00875) of the total value of the investment in, or purchase price, in whatever form, paid to the Company or any of its subsidiaries or to the shareholders of the Company, plus the principal amount of any debt or liabilities of the Company assumed by the investor or acquiror, less any amounts paid to Advisor pursuant to paragraphs 4.a. and b., above. If any portion of the investment or purchase price is in the form of securities of a corporation or entity other than the Company, then the value thereof shall be as designated in the agreement governing the investment in, or acquisition of, the Company or any of its subsidiaries or, if not designated, the average closing price of said securities during the thirty days immediately prior to the closing or, in the case of preferred stock or debentures, the aggregate face value thereof.

         The Company shall retain full discretion as to whether or not it will undertake or consummate any transaction.

                  e. EXPENSES. The Company agrees to reimburse the Advisor, promptly upon invoicing, for out-of-pocket expenses incurred in connection with the services rendered pursuant to this Engagement Letter, provided, however, that out-of-pocket expenses in excess of $10,000, in the aggregate, are subject to the Company's prior written approval.

         5. INDEMNIFICATION. The Company agrees to indemnify the Advisor from and against all losses, claims, damages and liabilities to which the Advisor may become subject under any applicable federal or state law, or otherwise, related to or arising out of the engagement of the Advisor pursuant to, and the performance by the Advisor of the services contemplated by, this Engagement Letter. The Company will not be liable to the extent that any loss, claim, damage, liability or expense has resulted from the Advisor's bad faith, negligence or misrepresentation.

         If any action or proceeding shall be brought or asserted against the Advisor in respect of which indemnity may be sought from the Company, the Advisor shall promptly notify the Company in writing, and the Company may, in its discretion, assume the defense therefor, including the employment of counsel reasonably satisfactory to the Advisor and the payment of related expenses.


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         6. ENTIRE AGREEMENT. This Engagement Letter reflects the entire understanding of the parties with respect to this agreement. This agreement has been made solely for the benefit of the Company and the Advisor and no other person shall acquire or have any rights under or by virtue of this Engagement Letter.

         7. TOMBSTONE. Should a transaction described in this Engagement Letter be consummated, the Advisor, at its own expense, shall have the right to place an announcement, commonly known as a tombstone, to the effect that the Advisor acted as agent on behalf of the Company in connection with said transaction.

         8. GOVERNING LAW. This Engagement Letter shall be governed by the laws of the state of California.

         9. COUNTERPARTS. This Engagement Letter may be executed in any number of counterparts, each of which shall be deemed to be an original including those sent by facsimile.

         If the foregoing correctly sets forth the agreement, please indicate by signing below in the signature block.

                                Sincerely,

                                ZYCON CORPORATION,

                                a California Corporation

                                By:      /s/ Ronald H. Donati
                                         ---------------------------
                                         Ronald H. Donati, President

Accepted by:

GATEWAY ADVISORS, INC.

By:      /s/ Robert M. Wallace
         ----------------------------
         Robert M. Wallace, President